SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

           For the Period of Semptember 1, 2005 to November 30, 2005

                           GRANITE MASTER ISSUER PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                       GRANITE FINANCE FUNDING 2 LIMITED
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                    GRANITE MASTER ISSUER PLC

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By:  /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date:  January 26, 2006

                                    GRANITE FINANCE FUNDING 2
                                    LIMITED

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By: /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date:  January 26, 2006

                                    GRANITE FINANCE TRUSTEES
                                    LIMITED

                                    By:

                                    By: /s/ Daniel Le Blancq
                                        --------------------------------------
                                    Name:   Daniel Le Blancq
                                    Title:  Director

Date:  January 26, 2006

INVESTORS' QUARTERLY REPORT
---------------------------
GRANITE MASTER ISSUER PLC
-------------------------
Quarterly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc, Granite Finance Trustees Limited, Granite Finance Funding Limited and Granite Finance Funding 2 Limited

Period 1 September 2005 - 30 November 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

--------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                       297,842

Current Balance - Trust Mortgage Assets                    (GBP)28,871,227,073

Current Balance - Trust Cash and other Assets               (GBP)1,572,397,256

Last Months Closing Trust Assets                           (GBP)32,394,813,211

Funding share                                              (GBP)16,829,481,215

Funding 2 share                                            (GBP)11,323,306,374

Funding and Funding 2 share                                (GBP)28,152,787,589

Funding and Funding 2 Share Percentage                                   92.48%

Seller Share*                                               (GBP)2,290,836,740

Seller Share Percentage                                                   7.52%

Minimum Seller Share (Amount)*                              (GBP)1,959,040,841

Minimum Seller Share (% of Total)                                         6.43%

Excess Spread last quarter annualised (% of Total)                        0.38%
--------------------------------------------------------------------------------

* Please see the Additional Notes to the Investor Reports


Arrears Analysis of Non Repossessed Mortgage Loans


------------------------------------------------------------------------------------------
                        Number     Principal (GBP)      Arrears (GBP)     By Principal (%)

> = 1 < 3 Months         4,979         503,084,107          4,430,420                1.74%

> = 3 < 6 Months         1,062         100,878,154          2,495,074                0.35%

> = 6 < 9 Months           206          20,467,522            835,272                0.07%

> = 9 < 12 Months           28           3,061,195            173,343                0.01%

> = 12 Months                3             270,979             20,233                0.00%

Total                    6,278         627,761,957          7,954,342                2.17%
------------------------------------------------------------------------------------------


Properties in Possession

--------------------------------------------------------------------------------
                              Number        Principal (GBP)      Arrears (GBP)

Total (since inception)          836             62,630,287          3,073,594
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Properties in Possession                                                   310

Number Brought Forward                                                     221

Repossessed (Current Month)                                                 89

Sold (since inception)                                                     526

Sold (current month)                                                        43

Sale Price / Last Loan Valuation                                          1.03

Average Time from Possession to Sale (days)                                129

Average Arrears at Sale                                             (GBP)3,455

Average Principal Loss (Since inception)*                           (GBP)1,495

Average Principal Loss (current month)**                            (GBP)5,938

MIG Claims Submitted                                                         9

MIG Claims Outstanding                                                       0

Average Time from Claim to Payment                                         104
--------------------------------------------------------------------------------

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.

Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

--------------------------------------------------------------------------------
                                                 Number          Principal (GBP)

Substituted this period                               0                   (GBP)0

Substituted to date (since 26 March 2001)       702,608      (GBP)64,972,043,118
--------------------------------------------------------------------------------


CPR Analysis

--------------------------------------------------------------------------------
                                                                      % of CPR

Current Month % of CPR - Removals*                                      55.70%

Previous Month % of CPR - Removals*                                     57.50%

Current Month % of CPR - Non-Removals**                                 44.30%

Previous Month % of CPR - Non-Removals**                                42.50%
--------------------------------------------------------------------------------

*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions


--------------------------------------------------------------------------------
                                                    Monthly        Annualised

Current Month CPR Rate - Total                        5.23%            47.54%

Previous Month CPR Rate - Total                       6.34%            54.40%
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                            25.95

Weighted Average Remaining Term (by value) Years                        20.75

Average Loan Size                                                 (GBP)96,935

Weighted Average LTV (by value)                                        75.18%

Weighted Average Indexed LTV (by value)                                67.71%

Non Verified (by value)                                                43.05%
--------------------------------------------------------------------------------


Product Breakdown

--------------------------------------------------------------------------------
Fixed Rate (by balance)                                                55.05%

Together (by balance)                                                  20.95%

Capped (by balance)                                                     0.50%

Variable (by balance)                                                  18.89%

Tracker (by balance)                                                    4.61%

Total                                                                 100.00%
--------------------------------------------------------------------------------


Geographic Analysis

--------------------------------------------------------------------------------
                       Number     % of Total         Value (GBP)     % of Total

East Anglia             5,954          2.00%         584,677,331          2.03%

East Midlands          20,778          6.98%       1,825,711,481          6.32%

Greater London         36,319         12.19%       5,650,189,356         19.57%

North                  30,135         10.12%       1,924,650,663          6.67%

North West             39,200         13.16%       3,101,896,874         10.74%

Scotland               40,208         13.50%       2,813,135,916          9.74%

South East             44,727         15.02%       5,853,318,987         20.27%

South West             19,414          6.52%       2,127,216,532          7.37%

Wales                  11,956          4.01%         951,164,818          3.29%

West Midlands          19,583          6.57%       1,802,874,509          6.24%

Yorkshire              29,568          9.93%       2,236,390,606          7.75%

Total                 297,842           100%      28,871,227,073           100%
--------------------------------------------------------------------------------


LTV Levels Breakdown

--------------------------------------------------------------------------------
                                    Number          Value (GBP)      % of Total

0% < 25%                            12,248          452,611,163           1.57%

> = 25% < 50%                       37,648        2,822,723,752           9.78%

> = 50% < 55%                       11,865        1,107,551,977           3.84%

> = 55% < 60%                       12,703        1,248,032,942           4.32%

> = 60% < 65%                       14,589        1,528,010,770           5.29%

> = 65% < 70%                       17,962        1,856,474,206           6.43%

> = 70% < 75%                       21,764        2,388,205,884           8.27%

> = 75% < 80%                       21,877        2,572,877,325           8.91%

> = 80% < 85%                       37,750        4,281,261,093          14.83%

> = 85% < 90%                       34,118        3,686,955,344          12.77%

> = 90% < 95%                       51,741        4,704,663,826          16.30%

> = 95% < 100%                      22,813        2,163,093,324           7.49%

> = 100%                               764           58,765,467           0.20%

Total                              297,842       28,871,227,073          100.0%
--------------------------------------------------------------------------------


Repayment Method

--------------------------------------------------------------------------------
                                    Number          Value (GBP)      % of Total

Endowment                           18,030        1,358,262,380           4.70%

Interest Only                       60,108        8,788,211,291          30.44%

Pension Policy                         428           40,910,912           0.14%

Personal Equity Plan                   778           55,448,895           0.19%

Repayment                          218,498       18,628,393,594          64.52%

Total                              297,842       28,871,227,073         100.00%
--------------------------------------------------------------------------------


Employment Status

--------------------------------------------------------------------------------
                                    Number          Value (GBP)      % of Total

Full Time                          257,814       23,561,613,898          81.61%

Part Time                            3,883          264,134,172           0.91%

Retired                                445           15,656,090           0.05%

Self Employed                       32,836        4,891,957,590          16.94%

Other                                2,864          137,865,323           0.48%

Total                              297,842       28,871,227,073         100.00%
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                             6.59%

Effective Date of Change                                       1 September 2005
--------------------------------------------------------------------------------


Notes   Granite Master Issuer plc - Series 2005-1

----------------------------------------------------------------------------
                      Outstanding    Rating              Reference    Margin
                                     Moodys/S&P/Fitch         Rate

Series 1

A1                   $457,142,000    Aaa/AAA/AAA             4.20%    0.04%

A2             (EURO) 571,428,000    Aaa/AAA/AAA             2.18%    0.04%

A3                 $1,100,000,000    Aaa/AAA/AAA             3.97%    0.08%

A4                 $1,100,000,000    Aaa/AAA/AAA             3.99%    0.10%

A5           (EURO) 1,500,000,000    Aaa/AAA/AAA             2.23%    0.09%

A6               (GBP)750,000,000    Aaa/AAA/AAA             4.72%    0.12%

B1                    $60,500,000    Aa3/AA/AA               4.02%    0.13%

B2              (EURO) 80,000,000    Aa3/AA/AA               2.33%    0.19%

B3                (GBP)55,000,000    Aa3/AA/AA               4.79%    0.19%

M1                    $65,000,000    A2/A/A                  4.12%    0.23%

M2              (EURO) 79,000,000    A2/A/A                  2.42%    0.28%

M3                (GBP)55,000,000    A2/A/A                  4.88%    0.28%

C2             (EURO) 139,000,000    Baa2/BBB/BBB           2.696%    0.56%

C3                (GBP)60,000,000    Baa2/BBB/BBB            5.16%    0.56%
---------------------------------------------------------------------------


Notes   Granite Master Issuer plc - Series 2005-2

----------------------------------------------------------------------------
                      Outstanding    Rating              Reference    Margin
                                     Moodys/S&P/Fitch         Rate

Series 1

A1                $658,089,582.00    Aaa/AAA/AAA             4.20%     0.04%

A2            (GBP)134,992,735.00    Aaa/AAA/AAA             4.67%     0.05%

A3          (EURO) 445,476,024.00    Aaa/AAA/AAA             2.40%     0.05%

A4                $800,000,000.00    Aaa/AAA/AAA             4.45%     0.08%

A5          (EURO) 800,000,000.00    Aaa/AAA/AAA             2.49%     0.14%

A6              $1,250,000,000.00    Aaa/AAA/AAA             4.50%     0.13%

A7            (GBP)530,200,000.00    Aaa/AAA/AAA             4.78%     0.16%

A8            (GBP)250,000,000.00    Aaa/AAA/AAA             4.78%     0.16%

B1                 $90,000,000.00    Aa3/AA/AA               4.51%     0.14%

B2           (EURO) 62,000,000.00    Aa3/AA/AA               2.55%     0.20%

B3             (GBP)35,100,000.00    Aa3/AA/AA               4.82%     0.20%

M1                 $95,000,000.00    A2/A/A                  4.61%     0.24%

M2           (EURO) 70,000,000.00    A2/A/A                  2.65%     0.30%

M3             (GBP)28,100,000.00    A2/A/A                  4.94%     0.32%

C1                 $90,000,000.00    Baa2/BBB/BBB            4.87%     0.50%

C2          (EURO) 131,700,000.00    Baa2/BBB/BBB            2.90%     0.55%
----------------------------------------------------------------------------


Notes   Granite Master Issuer plc - Series 2005-3

-----------------------------------------------------------------------------
                      Outstanding    Rating              Reference     Margin
                                     Moodys/S&P/Fitch         Rate

Series 1

A1              $1,000,000,000.00    Aaa/AAA/AAA             4.12%    -0.04%

-----------------------------------------------------------------------------


Notes   Granite Master Issuer plc - Series 2005-4

--------------------------------------------------------------------------------
                        Outstanding    Rating              Reference      Margin
                                       Moodys/S&P/Fitch         Rate

Series 1

A1                $1,326,300,000.00    Aaa/AAA/AAA             4.19%       0.03%

A2            (EURO) 559,500,000.00    Aaa/AAA/AAA            2.201%       0.04%

A3                  $996,600,000.00    Aaa/AAA/AAA             4.10%       0.07%

A5          (EURO) 1,357,300,000.00    Aaa/AAA/AAA             2.26%       0.10%

A6              (GBP)815,400,000.00    Aaa/AAA/AAA             4.70%       0.12%

B1                   $72,500,000.00    Aa3/AA/AA               4.15%       0.12%

B2                   $38,500,000.00    Aa3/AA/AA               4.21%       0.18%

B3               (GBP)19,000,000.00    Aa3/AA/AA               4.76%       0.18%

B4             (EURO) 56,900,000.00    Aa3/AA/AA               2.34%       0.18%

M1                   $64,700,000.00    A2/A/A                  4.25%       0.22%

M2                   $36,300,000.00    A2/A/A                  4.31%       0.28%

M3               (GBP)30,000,000.00    A2/A/A                  4.86%       0.28%

M4             (EURO) 51,000,000.00    A2/A/A                  2.44%       0.28%

C1                   $80,400,000.00    Baa2/BBB/BBB            4.46%       0.43%

C2                   $44,600,000.00    Baa2/BBB/BBB            4.58%       0.55%

C3               (GBP)10,000,000.00    Baa2/BBB/BBB            5.13%       0.55%

C4             (EURO) 76,100,000.00    Baa2/BBB/BBB            2.71%       0.55%
--------------------------------------------------------------------------------


Credit Enhancement

--------------------------------------------------------------------------------
                                                       % of Notes Outstanding

Class B and M Notes (GBP Equivalent)       (GBP)780,366,759             6.40%

Class C Notes (GBP Equivalent)             (GBP)426,431,183             3.50%

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                         % of Funding 2 Share

Class B and M Notes (GBP Equivalent)       (GBP)780,366,759             6.89%

Class C Notes (GBP Equivalent)             (GBP)426,431,183             3.77%

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Programme Reserve Required Percent                                      1.65%

Programme Reserve Required Amount          (GBP)201,156,989             1.78%

Balance Brought Forward                    (GBP)201,156,989             1.78%

Drawings this Period                                      0             0.00%

 *Additions this period                              (GBP)0             0.00%

Current Balance of Funding 2 &
Granite Master Issuer Reserve Fund         (GBP)201,156,989             1.78%

Excess Spread this Period                    (GBP)5,648,417             0.05%

--------------------------------------------------------------------------------


Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)11 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)11 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.

Excess spread is defined, in any month as cash received from Granite Mortgages Trust in that month plus bank interest due to Funding and Funding 2 and the Issuer/Master Issuer in that month plus/minus amounts due under the basis rate swap agreement less bond interestdue for floating GBP bonds and amounts due to swap counterparties for currency bonds and Fixed Rate GBP bonds.